Excel Global, Inc.
292 S. La Cienega Bovd., Ste. PHD
Beverly Hills, CA 90211
(310) 266-3738

January 22, 2009

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Telephone: (202)551-3735

Re:   Excel Global, Inc.
      Post-effective amendment to registration on Form S-1
      File No. 333-150462

Dear Ms. Jacobs:

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  - the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

EXCEL GLOBAL, INC.


By: /s/Betty Soumekh
    ----------------------
    Betty Soumekh
Chief Executive Officer